Exhibit 12.1
G-III Apparel Group, Ltd. and Subsidiaries
RATIO OF EARNINGS TO FIXED CHARGES
     The following table sets forth the ratio of earnings to fixed charges for G-III Apparel Group, Ltd. for each of the last five fiscal years and for the six months ended July 31, 2009.

										Six
										Months
	Fiscal Year Ended January 31,									Ended
										July 31,
	2005		2006		2007		2008		2009	2009
	(In thousands, except ratios)
Earnings:
Pre-tax income (loss) from continuing operations	$1,980		$12,609		$21,496		$29,197		$(9,441)	$(16,543)
Fixed charges	2,119		6,027		8,486		5,791		9,439	4,195

Total Earnings	$4,099		$18,636		$29,982		$34,988		$(2)	$(12,348)

Fixed Charges:
Interest expensed	$1,496		$5,117		$7,319		$4,296		$5,615	$1,728
Estimate of interest within rental expense(1)	623		910		1,167		1,495		3,824	2,467

Total Fixed Charges	$2,119		$6,027		$8,486		$5,791		$9,439	$4,195

Ratio of Earnings to Fixed Charges	1.9	x	3.1	x	3.5	x	6.0	x	(2)	(2)

(1)	The estimate of interest within rental expense was calculated based on the net present value of minimum lease payments which approximates 24.1%.

(2)	Earnings were insufficient to cover fixed charges by $9.4 million for the year ended January 31, 2009 and $16.5 million for the six month period ended July 31, 2009. Pre-tax loss for the year ended January 31, 2009 includes non-cash impairment charges of $33.5 million.
     For the periods indicated above, we had no outstanding shares of preferred stock. Therefore, the ratios of earnings to combined fixed charges and preferred stock dividends are identical to the ratios presented above for all such periods.